Filed by optionsXpress Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: optionsXpress Holdings, Inc.
Commission File No.: 001-32419
optionsXpress Announces First Quarter Results
CHICAGO, IL, April 26, 2011 — optionsXpress Holdings, Inc. (NasdaqGS: OXPS) today reported results for the three months ended March 31, 2011.
Highlights from the first quarter 2011 included:
•	Revenues of $65.9 million, a 16% increase year-over-year

•	Net income of $14.2 million, or $0.25 per diluted share

•	Retail daily average revenue trades (DARTs) of 36,500, a 20% increase year-over-year

•	Net new account growth of 9,900 during the quarter, resulting in 389,300 customer accounts, a 9% increase year-over-year

•	Record ending customer assets of $8.4 billion, a 12% increase year-over-year
“First quarter results reflected a re-engaged retail investor, with favorable momentum across all of our key business metrics. Retail trading activity improved and both option DARTs and overall retail DARTs for the quarter reached their highest levels since 2008, the start of the financial crisis,” commented David Fisher, Chief Executive Officer of optionsXpress. “Additionally, account growth for both the quarter and the month of March were at their highest levels in two years.”
For the first quarter, Retail DARTs were 36,500, 20% higher than the first quarter of 2010, and up 20% from the fourth quarter of 2010. Total net revenues increased 16% from the first quarter of 2010 and were up 19% when compared to the fourth quarter of 2010. Resulting net income was $14.2 million, or $0.25 per diluted share, a 20% increase from the $11.9 million reported in the first quarter of 2010.
First quarter results included approximately $4.0 million in expenses related to the merger with The Charles Schwab Corporation that was previously announced on March 21, 2011. Approximately $0.6 million of these expenses were tax deductible. In addition, first quarter results included approximately $4.1 million in non-cash, non-taxable gains related to a prior acquisition.
Proposed Merger by Schwab
On March 21, 2011, optionsXpress Holdings, Inc. and The Charles Schwab Corporation announced that they had entered into a definitive agreement under which Schwab will acquire optionsXpress. Under the terms of the agreement, optionsXpress stockholders will receive 1.02 shares of Schwab stock for each share of optionsXpress stock. Based on Schwab’s closing stock price as of March 18, 2011, the transaction values each optionsXpress share at $17.91, resulting in a total transaction value of approximately $1.0 billion. This transaction is expected to close as soon as we receive the necessary regulatory and shareholder approvals, which we anticipate will be in the third quarter of 2011. Until the transaction is completed, optionsXpress and Schwab will continue to act as separate businesses.
On April 22, 2011 the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Anitrust Improvements Act of 1976, as amended, relating to The Charles Schwab Corporation’s pending acquisition of optionsXpress Holdings, Inc. The proposed merger transaction remains subject to other closing conditions, including the approval of optionsXpress stockholders and certain regulatory approvals.

About optionsXpress Holdings, Inc.
optionsXpress Holdings, Inc., a pioneer in equity options and futures trading, offers an innovative suite of online brokerage services for investor education, strategy evaluation and trade execution. optionsXpress Holdings subsidiaries include optionsXpress, Inc., a retail online brokerage specializing in options and futures, brokersXpress, LLC, an online trading and reporting platform for independent investment professionals, Open E Cry, LLC, an innovative futures broker offering direct access futures trading for high volume commodities and futures traders through its proprietary software platform, and Optionetics, Inc, a leading provider of investment education services, including live seminars, proprietary software analytics, online and offline educational products and individual coaching.
More information can be found in the Investor Relations section of optionsXpress’ website at http://www.optionsxpress.com/investor.

Safe Harbor

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements include statements that refer to expectations, projections or other characterizations of future events or circumstances and are identified by words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “plan,” “will,” “may,” “aim,” “target,” “could,” “should,” “continue,” “build,” “improve,” “growth,” “increase,” and other similar expressions. These forward-looking statements relate to the business combination transaction involving The Charles Schwab Corporation (“Schwab”) and optionsXpress Holdings, Inc. (“optionsXpress”), including expected synergies; timing of closing; client and stockholder benefits; management; accretion; growth; client retention; and merger-related charges which reflect management’s beliefs, objectives and expectations as of the date hereof.  Achievement of the expressed beliefs, objectives and expectations is subject to risks and uncertainties that could cause actual results to differ materially from those beliefs, objectives or expectations.  Important transaction-related factors that may cause such differences include, but are not limited to, the risk that expected revenue, expense and other synergies from the transaction may not be fully realized or may take longer to realize than expected; the parties are unable to successfully implement their integration strategies; failure of the parties to satisfy the closing conditions in the merger agreement in a timely manner or at all, including regulatory approvals; failure of the optionsXpress stockholders to approve the merger; and disruptions to the parties’ businesses as a result of the announcement and pendency of the merger.  Other important factors include general market conditions, including the level of interest rates, equity valuations and trading activity; the parties’ ability to attract and retain clients and grow client assets/relationships; competitive pressures on rates and fees; the level of client assets, including cash balances; the impact of changes in market conditions on money market fund fee waivers, revenues, expenses and pre-tax margins; capital needs; the parties’ ability to develop and launch new products, services and capabilities in a timely and successful manner; the effect of adverse developments in litigation or regulatory matters; any adverse impact of financial reform legislation and related regulations; and other factors set forth in Schwab’s and optionsXpress’ Annual Reports on Form 10-K for the fiscal year ended December 31, 2010.  Schwab and optionsXpress disclaim any obligation and do not intend to update or revise any forward-looking statements.

In connection with the proposed transaction, Schwab filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that included a proxy statement/prospectus for the stockholders of optionsXpress. optionsXpress will mail the final proxy statement/prospectus to its stockholders after the foregoing registration statement is declared effective by the SEC. Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed transaction and other relevant documents filed with the SEC when they become available because they will contain important information. Copies of all documents filed with the SEC regarding the proposed transaction may be obtained, free of charge, at the SEC’s website (http://www.sec.gov). These documents, when available, may also be obtained, free of charge, from Schwab’s website, www.aboutschwab.com/investor, under the tab “Financials and SEC Filings” or from optionsXpress’ website, www.optionsXpress.com/investor, under the item “SEC Filings.”

Participants in this transaction

Schwab, optionsXpress and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the optionsXpress stockholders in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed to be participants in the solicitation of the stockholders of optionsXpress in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about Schwab’s executive officers and directors is available in Schwab’s Annual Report on Form 10-K filed with the SEC on February 25, 2011 and Schwab’s definitive proxy statement filed with the SEC on March 30, 2010. Information about optionsXpress’ executive officers and directors is available in optionsXpress’ definitive proxy statement filed with the SEC on April 15, 2010. You can obtain free copies of these documents from Schwab and optionsXpress using the contact information above.

FOR FURTHER INFORMATION:
Investor Inquiries:	Media Inquiries:
Jim Polson FD (312) 553-6730	Patrick Van De Wille FD (312) 553-6704

optionsXpress Holdings, Inc.
Consolidated Statements of Operations
In thousands, except per share data
(Unaudited)

	Three Months Ended
	March 31,	March 31,	Change
	2011	2010	$	%
Revenues:
Commissions	$45,396	$39,598	$5,798	15%
Other brokerage-related revenue	5,851	4,498	1,353	30%
Interest revenue and fees	4,283	4,767	(484)	(10%)
Interest expense	(70)	(51)	(19)	37%

Net interest revenue and fees	4,213	4,716	(503)	(11%)
Education revenues	5,383	7,530	(2,147)	(29%)
Other income	5,054	689	4,365	634%

Net revenues	$65,897	$57,031	$8,866	16%

Expenses:
Compensation and benefits	$12,321	$11,648	$673	6%
Brokerage, clearing and other related expenses	9,744	9,018	726	8%
Brokerage advertising	5,383	4,369	1,014	23%
Education marketing and fulfillment	3,043	5,295	(2,252)	(43%)
Depreciation and amortization	2,166	2,291	(125)	(5%)
Loan interest and fees	1,013	—	1,013	n/a
Other general and administrative	10,006	5,576	4,430	79%

Total expenses	$43,676	$38,197	$5,479	14%

Income before income taxes	22,221	18,834	3,387	18%
Income taxes	7,993	6,946	1,047	15%

Net income	$14,228	$11,888	$2,340	20%

Basic earnings per share	$0.25	$0.21	$0.04	19%
Diluted earnings per share	$0.25	$0.21	$0.04	19%

Weighted average shares outstanding — basic	57,465	57,465	—	0%
Weighted average shares outstanding — diluted	57,793	57,655	138	0%

optionsXpress Holdings, Inc.
Consolidated Balance Sheets
In thousands
(Unaudited)

	Period Ended
	March 31,	December 31,	Change
	2011	2010	$	%
Assets:
Cash and cash equivalents	$106,441	$100,875	$5,566	6%
Cash and investments segregated in compliance with federal regulations	1,097,941	945,870	152,071	16%
Receivables from brokerage customers, net	241,862	235,589	6,273	3%
Receivables from brokers, dealers and clearing organizations	21,609	25,686	(4,077)	(16%)
Investments in securities	11,344	11,442	(98)	(1%)
Deposits with clearing organizations	21,780	20,480	1,300	6%
Fixed assets, net	10,966	11,345	(379)	(3%)
Goodwill	85,360	85,360	—	0%
Other intangible assets, net	4,470	4,837	(367)	(8%)
Other assets	33,913	31,434	2,479	8%

Total assets	$1,635,686	$1,472,918	$162,768	11%

Liabilities and stockholders’ equity:

Liabilities
Payables to brokerage customers	$1,338,638	$1,193,479	$145,159	12%
Payables to brokers, dealers and clearing organizations	3,123	1,711	1,412	83%
Accrued liabilities and accounts payable	21,690	19,471	2,219	11%
Current and deferred income taxes	7,534	651	6,883	1057%
Other liabilities	29,992	32,521	(2,529)	(8%)
Long-term debt	115,200	120,000	(4,800)	(4%)

Total liabilities	1,516,177	1,367,833	148,344	1152%

Stockholders’ equity	119,509	105,085	14,424	14%

Total liabilities and stockholders’ equity	$1,635,686	$1,472,918	$162,768	11%

optionsXpress Holdings, Inc.
Statistical Operating Data

	Three Months Ended
	March 31,	March 31,	Change
	2011	2010	$ or #	%
Number of customer accounts (at period end)(1)	389,300	357,700	31,600	9%
Daily average revenue trades (“DARTs”) (2)
Retail DARTs	36,500	30,300	6,200	20%
Institutional DARTs	14,000	14,300	(300)	(2%)

Total DARTs	50,500	44,600	5,900	13%
Customer trades per account (3)	33	31	2	6%
Average commission per trade	$14.50	$14.55	($.05)	(0%)
Option trades as a % of total trades	45%	42%	3%
Brokerage advertising expense per net new customer account (4)	$544	$672	($128)	(19%)
Total client assets (000s)	$8,399,624	$7,504,799	$894,825	12%
Client margin balances (000s)	$218,858	$195,520	$23,338	12%

(1)	Customer accounts are open, numbered accounts.

(2)	DARTs are total revenue-generating trades for a period divided by the number of trading days in that period.

(3)	Customer trades per account are total trades divided by the average number of total customer accounts during the period. Customer trades are annualized.

(4)	Calculated based on total net new customer accounts opened during the period.
Segment Information
In thousands

	Three Months Ended
	March 31,	March 31,
	2011	2010
Revenue
Brokerage services	$60,691	$49,491
Education services	5,864	8,014
Eliminations	(658)	(474)

Revenue	$65,897	$57,031

Income/(loss) before income taxes
Brokerage services	$23,576	$20,336
Education services	(1,355)	(1,502)

Income before income taxes	$22,221	$18,834